EXHIBIT 99.1

                                 [RETALIX LOGO]


                                  NEWS RELEASE



For investor information
Allan E. Jordan                                      Motti Gadish
The Global Consulting Group                          Retalix Ltd.
+1-646-284-9400                                      +972-9-776-6677
ajordan@hfgcg.com                                    Motti.Gadish @retalix.com


       Retalix Schedules First Quarter 2007 Conference Call And Reaffirms
                            Its Guidance for FY 2007



     Ra'anana, Israel; April April 10, 2007 - Retalix(R) Ltd. (NasdaqGS: RTLX) will announce its first quarter 2007 financial results on Monday, May 21, 2007 before the Nasdaq market opens.

     Retalix reaffirms its previously stated guidance that it anticipates total revenues for FY 2007 in the range of $220 to $230 million, adjusted (non-GAAP) net income in the range of $15 million to $22 million, and GAAP net income in the range of $9 million to $16 million. Non-GAAP net income excludes estimated equity based compensation expenses of $3.5 million and estimated acquisition related non-cash items of $2.5 million (net of tax effect)*.

     Following the earnings press release, President and Chief Executive Officer Barry Shaked and Executive Vice-President and Chief Financial Officer Danny Moshaioff will discuss the company's first quarter results, as well as the company's strategy and future outlook, in a teleconference with analysts and investors.

     Retalix will host a live webcast of this conference call on Monday, May 21, at 10:30 a.m. Eastern time (17:30 Israeli Time) from the Investor Relations page of the company's web site, at www.retalix.com. The webcast is listen-only. Those interested in participating in the question and answer session should follow the telephone dial-in instructions in the Investor Relations page of the company's web site, at www.retalix.com.

     An audio replay will be available through the Investors link on the Company's Web site at www.retalix.com for 30 days.

     About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.

     * Note on Use of Non-GAAP Financial Information

     In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, in this press release Retalix uses a non-GAAP measure of net income, which makes adjustments from results based on GAAP to exclude non-cash equity based compensation in accordance with SFAS 123(R) and amortization of intangibles related to acquisitions. Retalix's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as well as for providing useful comparisons to periods prior to the adoption of SFAS 123(R). The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. For example, statements regarding the reaffirmation of the Company's previously stated guidance for FY 2007 involve forward-looking statements. Factors that could impact these forward-looking statements include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ from the forward-looking statements. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2005, for a discussion of these and other important risk factors. Except as required by applicable law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.



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